UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Amendment No. 9

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUSTA RESOURCE CORPORATION

(Name of Subject Company (Issuer))

HUDBAY MINERALS INC.

(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

050912203

(CUSIP Number of Class of Securities)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley, Esq.

Vice President, Legal and Corporate Secretary

(416) 362-2576
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kari MacKay, Esq.
Mark L. Mandel, Esq.	Goodmans LLP
Milbank, Tweed, Hadley & McCloy LLP	Bay Adelaide Centre
One Chase Manhattan Plaza	333 Bay Street, Suite 3400
New York, NY 10005-1413	Toronto, ON M5H 2S7
(212) 530-5026	(416) 979-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$238,887,478.07	$30,768.71

*                 Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.795, which is the average of high and low sale prices of the common shares of Augusta Resource Corporation as reported on the NYSE MKT on February 5, 2014, and (ii) 133,084,946 Common Shares in the aggregate that may be received by Hudbay Minerals Inc. or cancelled in the transaction described herein.

**          The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,768.71
Form or Registration No:	Form F-10
Filing Party:	HudBay Minerals Inc.
Date Filed:	February 11, 2014

☐            Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 9 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2014 (the “Schedule TO”), by HudBay Minerals Inc., a corporation organized under and governed by the laws of Canada (“Hudbay”) relating to the offer to purchase (the “Offer”) by Hudbay for all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding upon the exercise, exchange or conversion of any options or any other rights to acquire Augusta Shares after the date of the Offer but prior to the expiry time of the Offer, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay.

Hudbay has also filed a registration statement on Form F-10 with the SEC relating to the common shares it proposes to issue to Augusta shareholders in connection with the Offer that includes the Offer and Circular as a prospectus, and also has filed all other tender offer documents required under applicable Canadian and United States securities regulations.

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery filed, respectively, as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to the Schedule TO and in the Notice of Variation and Extension dated March 14, 2014, filed herewith as Exhibit (a)(1)(xxvi) to the Schedule TO (the “First Notice”), including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION.

By delivery of the Notice of Variation and Extension to the Depositary, Hudbay formally amended the Offer in order to, among other things, (i) waive the Minimum Tender Condition set forth in paragraph (a) under “Offer Conditions of the Offer” in the Offer and Circular dated February 10, 2014 (the “Original Offer and Circular”); and (ii) extend the Offer to 5:00 p.m. (Toronto Time) on April 2, 2014.  Accordingly, the definition of “Expiry Date” in the “Glossary” section of the Original Offer and Circular is hereby deleted and replaced by the following:

“Expiry Date” means April 2, 2014 or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”;

In addition, all references to “5:00 p.m. (Toronto Time) on March 19, 2014” in the Original Offer to Purchase and Circular are amended to refer to “5:00 p.m. (Toronto Time) on April 2, 2014”.

The second sentence in the first paragraph under the heading “Why is the Offeror making the Offer?” on page (i) of the Original Offer and Circular is hereby deleted and replaced with the following sentences:

“The Offeror currently intends to acquire all of the outstanding Augusta Shares not tendered under the Offer by the Expiry Time by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction if possible. There is no assurance that such a transaction will be completed if, in particular, the Offeror acquires such number of Augusta Shares that, together with the Augusta Shares directly or indirectly held by the Offeror and its affiliates, represents less than 66 2/3% of total Augusta Shares on a fully diluted basis pursuant to the Offer.”

The following sentence is hereby added after the second sentence of the paragraph on page (v) of the Original Offer and Circular under the heading “Will I be able to withdraw previously tendered Augusta Shares?”:

“The withdrawal right described in clause (ii) above will only be available if the Offeror fails to comply with its obligation to pay for Augusta Shares taken up as soon as practicable after take up and in any event within three business days thereafter.”

The following sentences are hereby added after the last sentence of the first paragraph under the heading “If I decide not to tender, how will my Augusta Shares be affected?” on page (vii) of the Original Offer and Circular, before the last sentence in the second paragraph under the heading “Purpose of the Offer and the Offeror’s Plans for Augusta” on pages 3-4 of the Original Offer and Circular and after the first sentence of the second paragraph under the heading “Purpose of the Offer” on page 33 of the Original Offer and Circular:

“The Offeror’s ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction will be dependent upon the number of Augusta Shares validly tendered under the Offer and, in particular, whether the number of Augusta Shares validly tendered under the Offer represents at least 90% of the outstanding Augusta Shares, other than any Augusta Shares held directly or indirectly by the Offeror and its affiliates, or 66 2/3% of the number of Augusta Shares entitled to vote in respect of the Subsequent Acquisition Transaction, respectively. If the Offeror does not acquire a number of Augusta Shares pursuant to the Offer that would permit it to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror will evaluate the options available to it at that time and may pursue other means of acquiring, directly or indirectly, Augusta Shares not already owned by it (and other securities exercisable for or convertible or exchangeable into Augusta Shares) in accordance with applicable Law. If the Offeror does not immediately acquire 100% of the Augusta Shares it intends to exercise all of its rights as an Augusta shareholder to help realize the full potential of the Rosemont Project.”

The final sentence of the first paragraph under the heading “Will Augusta continue as a public company?” on page (vii) of the Original Offer and Circular is hereby deleted and replaced with the following sentence:

“The rules and regulations of the TSX, NYSE MKT and FWB could also, upon the consummation of the Offer and/or a subsequent transaction and assuming the Offeror acquires sufficient Augusta Shares, lead to the delisting of the Augusta Shares from the TSX, NYSE MKT and FWB.”

The first paragraph under the heading “If the Offer is successful will the Board of Directors and management of Augusta change?” on page (viii) of the Original Offer and Circular, the first sentence of the third paragraph under the heading “Purpose of the Offer and the Offeror’s Plans for Augusta” on pages 3-4 of the Original Offer and Circular, the first sentence of the first paragraph under the heading “Plans for Augusta” on page 33 of the Original Offer and Circular are hereby deleted and replaced with the following sentence:

“If the Offeror owns the requisite number of Augusta Shares to effect such changes, it is anticipated the Augusta Board of Directors will be replaced by nominees of the Offeror and the current management of Augusta will be replaced by the newly constituted Augusta Board of Directors.”

The first sentence of the second full paragraph on page 4 and of the second paragraph under the heading “Plans for Augusta” on page 33 of the Original Offer and Circular are hereby deleted and replaced with the following:

“If permitted by applicable Law and if the Offeror acquires sufficient Augusta Shares, subsequent to the completion of the Offer, the Offeror intends to delist the Augusta Shares from the TSX, NYSE MKT and FWB and to cause Augusta to cease to be a reporting issuer under the securities laws of each of the provinces and territories of Canada in which it has such status and to cease to be a public company in the United States and Germany.”

The first three sentences of the paragraph on page 5 of the Original Offer and Circular under the heading “Take-Up and Payment for Deposited Augusta Shares” are hereby amended and restated as follows:

“If all the conditions of the Offer described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror, the Offeror will take up Augusta Shares validly deposited under the Offer and not properly withdrawn no later than 9:00 a.m. on the first business day following the end of the Initial Offering Period. The Offeror will pay for Augusta Shares taken up as soon as practicable thereafter and in any event within three business days thereafter.  By so taking up and paying for Augusta Shares validly deposited under the Offer and not properly withdrawn, the Offeror will comply with the requirement under Canadian law to take up such Augusta Shares within ten days following the end of the Initial Offering Period and paying for such shares within three business days thereafter.”

The following paragraph is hereby added after the first paragraph under the heading “Time for Acceptance” on page 10 of the Original Offer and Circular:

“The Offeror will first take up Augusta Shares no later than 9:00 a.m. on the first business day following the Initial Offering Period.”

The first sentence of the final paragraph on page 18 of the Original Offer and Circular is hereby amended and restated as follows:

“The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time prior to the end of the Initial Offering Period.”

The first three sentences of the first paragraph under the heading “Take-Up of and Payment for Deposited Augusta Shares” on page 20 of the Original Offer and Circular are hereby deleted and replaced with the following:

“Upon the terms and subject to the conditions of the Offer (including the conditions specified in Section 4 of the Offer, “Conditions of the Offer”), the Offeror will take up Augusta Shares validly deposited under the Offer and not properly withdrawn no later than 9:00 a.m. on the first business day following the end of the Initial Offering Period. The Offeror will pay for Augusta Shares taken up as soon as practicable thereafter and in any event within three business days thereafter.  By so taking up and paying for Augusta Shares validly deposited under the Offer and not properly withdrawn, the Offeror will comply with the requirement under Canadian law to take up such Augusta Shares within ten days following the end of the Initial Offering Period and paying for such shares within three business days thereafter.”

The following is hereby added before the final paragraph on page 21 of the Original Offer and Circular:

“The withdrawal right described in clause (b) above will only be available if the Offeror fails to comply with its obligation to pay for Augusta Shares taken up as soon as practicable after take up and in any event within three business days thereafter, as described in Section 6 of the Offer, “Take-Up of and Payment for Deposited Augusta Shares”.”

The following paragraphs are hereby added after the first paragraph under the heading “Other Alternatives” on page 51 of the Original Offer and Circular:

        “If the number of Augusta Shares the Offeror takes up and pays for under the Offer is not sufficient to permit a Compulsory Acquisition or Subsequent Acquisition Transaction, Augusta may continue as a separate, public company following the completion of the Offer and, depending on the number of Augusta Shares tendered into the Offer, the Offeror may or may not be able to exert significant influence over Augusta. In such a case, any shareholder that does not tender into the Offer and remains a shareholder would be free to vote or dispose of their Augusta Shares as they see fit in accordance with applicable Law. In these circumstances, certain potential transactions between the Offeror and Augusta would be considered “related party transactions” under applicable Law, which would, unless an exemption is available, require a formal valuation for the transaction and, in addition to any other required securityholder approval, the approval of a majority of the votes cast by “minority” holders of the affected securities, which would include holders other than the Offeror and any other person who is a “related party” of the Offeror, including an affiliate or an insider of the Offeror and any person acting jointly or in concert therewith. The ability to effect such transactions would also be subject to future negotiations between the respective Boards of Directors of the Offeror and Augusta.

If the Offeror were unable to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction in a timely manner or at all, then it may be unable to fully integrate the operations of the Offeror and Augusta and may be unable to fully apply its experience and resources to the development of the Rosemont Project. In such case, the Offeror intends to exercise all of its rights as an Augusta shareholder to help realize the full potential of the Rosemont Project.”

The third and fourth paragraphs under the heading “Effect of the Offer on the Market for and Listing of Augusta Shares and Status as a Reporting Issuer” on page 56 of the Original Offer and Circular and the final sentence of the paragraph under the heading “If the Offer is completed, the market for Augusta Shares may be adversely effected, Augusta Shares may be delisted, and Augusta may cease to be a reporting company” on page 71 of the Original Offer and Circular are hereby deleted and replaced with the following:

“If permitted by applicable Law and if the Offeror acquires sufficient Augusta Shares, subsequent to the completion of the Offer, the Offeror intends  to delist the Augusta Shares from the TSX, NYSE MKT and FWB and to cause Augusta to cease to be a reporting issuer under the securities laws of each of the provinces and territories of Canada in which it has such status and to cease to be a public company in the United States and Germany.”

The first sentence of the first paragraph under the heading “The acquisition of Augusta might not be successfully completed without the possibility of Augusta Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction” on page 71 of the Original Offer and Circular is hereby deleted and replaced with the following:

“In order for the Offeror to acquire all of the issued and outstanding Augusta Shares, it will likely be necessary, following consummation of the Offer and assuming the Offeror acquires sufficient Augusta Shares, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction.”

The third sentence under the heading “Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Augusta Shares not deposited under the Offer may be reduced, which might affect the price of the Augusta Shares and the ability of an Augusta Shareholder to dispose of its Augusta Shares” on page 72 of the Original Offer and Circular is hereby deleted and replaced with the following:

“Additionally, if permitted by applicable Law and if the Offeror acquires sufficient Augusta Shares, subsequent to the completion of the Offer, the Offeror intends to delist the Augusta Shares from the TSX, NYSE MKT and FWB and to cause Augusta to cease to be a reporting issuer under the securities laws of each of the provinces and territories of Canada in which it has such status and to cease to be a public company in the United States and Germany.”

The heading “After consummation of the Offer, Augusta could be a majority-owned subsidiary of the Offeror and the Offeror’s interest could differ from that of the remaining minority Augusta Shareholders” and the first sentence of the first paragraph thereunder on page 72 of the Original Offer and Circular are hereby deleted and replaced with the following:

“After consummation of the Offer, the Offeror could hold a substantial stake in Augusta and the Offeror’s interest could differ from that of the remaining minority Augusta Shareholders.

After consummation of the Offer (which may result in the Offeror holding less than 100% of the issued and outstanding Augusta Shares), if the Offeror acquires a substantial stake in Augusta in the Offer, then the Offeror may have the ability to elect the directors of Augusta, appoint new management and approve certain actions requiring the approval of Augusta Shareholders, including, in the event the Offeror acquires at least 66 2/3% of the issued and outstanding Augusta Shares, adopting certain amendments to Augusta’s constating documents and approving mergers or sales of Augusta’s assets.”

The following definition is hereby added on page 81 of the Original Offer and Circular:

“Initial Offering Period” means the period beginning with the commencement of the Offer and ending at the first scheduled Expiry Time if and when all the conditions of the Offer described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(xxvi)          Notice of Variation and Extension dated March 14, 2014.*

(a)(1)(xxvii)       Press release dated March 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 14, 2014).**

*                 Filed herewith.

**          Incorporated by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

	By:	/s/Patrick Donnelly
		Name:	Patrick Donnelly
		Title:	Vice President, Legal and Corporate Secretary

Dated: March 14, 2014

EXHIBIT INDEX

(a)(1)(i)                               Offer and Circular dated February 10, 2014.**

(a)(1)(ii)                            Form of Letter of Transmittal.**

(a)(1)(iii)                         Form of Notice of Guaranteed Delivery.**

(a)(1)(iv)                        Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)                           Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)                        Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)                     Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay’s Form 6-K filed February 10, 2014).**

(a)(1)(viii)                  Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)                        Newspaper advertisement dated February 11, 2014.**

(a)(1)(x)                           Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)                        Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)                     Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)                  Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)                 Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xv)                    Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(a)(1)(xvi)                 Material Change Report dated February 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 14, 2014).**

(a)(1)(xvii)              The press release of HudBay Minerals Inc., dated February 19, 2014, in respect of the announcement of Hudbay’s fourth quarter 2013 financial results (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 19, 2014).**

(a)(1)(xviii)           Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibits 99.2 and 99.5 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xix)                 Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2013 and 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xx)                    Investor relations presentation regarding Hudbay’s fourth quarter 2013 financial results dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxi)                 Conference call transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxii)              Interview transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxiii)           Investor relations presentation dated February 2014 from the BMO Capital Markets 23rd Global Metals & Mining Conference (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 24, 2014).**

(a)(1)(xxiv)          Press release dated February 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 27, 2014).**

(a)(1)(xxv)             Interview transcript dated March 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 5, 2014).**

(a)(1)(xxvi)          Notice of Extension and Variation, dated March 14, 2014.*

(a)(1)(xxvii)       Press release dated March 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 14, 2014).**

*                 Filed herewith.

**          Incorporated by reference.